SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                             FLOTEK INDUSTRIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   COMMON STOCK, $0.0001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  343389 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Richard L. Johnson II
                           11902 Churchill Court Lane
                              Houston, Texas 77024
                                 (713) 647-0704
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 1, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.343389 10 2                    13D                    Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Richard L. Johnson II
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*


     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    100,693
   SHARES      ______________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    225,719
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         94,320

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    225,719

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     320,039
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     6.6%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.343389 10 2                   13D                     Page 3 of 6 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

________________________________________________________________________________
Item 1.  Security and Issuer.

     This Statement relates to the Common Stock, $0.0001 par value per share of Flotek Industries Inc., a Delaware corporaiton (the "Company"). The principal executive offices of the Company are located at 7030 Empire Central Drive, Houston, Texas 77040.

________________________________________________________________________________
Item 2.  Identity and Background.

      (a)   This Statement is filed by Richard L. Johnson II.

      (b) Richard L. Johnson II resides at 11902 Churchill Court Lane, Houston, Texas 77024.

      (c)  Mr. Johnson is a Vice President - Marketing of the
           Company and works at the business address of 7030 Empire Central Drive, Houston, Texas 77040.

      (d) Mr. Johnson has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, Mr. Johnson was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  Richard L. Johnson II is a citizen of the United States.



________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     These securities were acquired pursuant to the terms and conditions of that certain Agreement and Plan of Reorganization (the "Merger Agreement") dated August 15, 2001 between the Company, and Chemical & Equipment Specialties, Inc. ("CESI"). Pursuant to the Merger Agreement, at the effective time of the merger on November 1, 2001, each share of CESI common stock issued and outstanding was converted into 2.611644 shares of the Company's common stock. Prior to the merger, Mr. Johnson was a shareholder of CESI.

CUSIP No.343389 10 2                    13D                    Page 4 of 6 Pages

______________________________________________________________________________
Item 4.  Purpose of Transaction.

     As disclosed in Item 3 above, pursuant to the terms and conditions of the Merger Agreement, Mr. Johnson's shares of CESI common stock were automatically converted into shares of the Company's common stock.

     On November 1, 2001, at the closing of the Merger, Richard L. Johnson II became Vice President - Marketing of the Company.

     Except as described in this Item 4, Mr. Johnson has not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D. However, in his capacity as an officer of the Company, he will be involved in reviewing and implementing proposals for the Company to engage in transactions described in paragraphs (a) through (j) which may be proposed from time to time.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

      (a) Richard L. Johnson II is the direct beneficial owner of 320,039 shares of common stock of the Company, or approximately 6.6% of the 4,850,696 shares of common stock that were issued and outstanding on November 1, 2001.

      (b) Richard L. Johnson II has the sole direct power to vote and direct the disposition of 100,693 shares held by him and shares the direct power to vote and direct the disposition of 26,116 shares with his spouse and 199,603 with the custodian of his self directed IRA.

      (c) On March 2, 1999, Mr. Johnson acquired warrants to purchase 764,816 shares of the Company's common stock by a distribution of the warrants from Chisholm Energy Partners, a private energy LLC of which Mr. Johnson was a member. He exercised these warrants on September 27, 2001 for cash and acquired 764,816 shares of common stock which were subsequently converted into 6,373 shares by a 1 for 120 reverse stock split of Company common stock in connection with domestication of the Company into Delaware on October 30, 2001.

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares held by them.

      (e)  Not applicable.

CUSIP No.343389 10 2                    13D                    Page 5 of 6 Pages

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


     In connection with the Merger Agreement, Mr. Johnson entered into a Target Shareholders Agreement between the Company and each of the shareholders of CESI effective as of November 1, 2001 ("Shareholder's Agreement"). The Shareholder's Agreement contains certain provisions relating to the distribution, resale, sale, transfer or other disposition of all or any part of the Company's common stock. The shareholders acknowledge that the Company's common stock is being acquired for investment purposes only and not with the view to distribute or resale, nor with the intention of selling, transferring or otherwise disposing of all or any part of the Company's stock, except selling, transferring or disposing of the stock in compliance with all applicable provisions of the Securities Act of 1933, rules and regulations. In addition, the shareholders acknowledge that such shares must be held indefinitely unless they are subsequently registered under the Securities Act of 1933 and any applicable state securities laws.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


     The following exhibits to this Schedule 13D are filed herewith:

     (1) Agreement and Plan of Reorganization dated as of August 15, 2001 between Flotek Industries Inc., and Chemical & Equipment Specialties, Inc. (Incorporated by reference to Exhibit 99.1 to Form 8-K dated October 12, 2001 filed by Flotek Industries Inc.
          (SEC File No. 001-13270)

      (2) Target Shareholder's Agreement between Flotek Industries Inc., and each of the shareholders of Chemical & Equipment Specialties, Inc. effective as of November 1, 2001. (Incorporated by reference to Exhibit 2 to Schedule 13D filed by Glenn S. Penny on November 13, 2001 relating to the stock of Flotek Industries Inc.


________________________________________________________________________________

CUSIP No.343389 10 2                    13D                    Page 6 of 6 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          November 12, 2001
                                        ----------------------------------------
                                                         (Date)


                                          /s/ Richard L. Johnson II
                                        ----------------------------------------
                                                       (Signature)


                                          Richard L. Johnson II
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).